UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 21 November, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 21 November, 2017

Corporate Communications
Amsterdam, 21 November 2017

ING Wholesale Banking shapes future to support clients

•	Strengthening sector focus, international network and advisory functions including Debt Capital Markets, Corporate Finance and daily banking propositions
•	Investing in innovation and data analytics to deliver differentiating client experience
•	Realigning organisation to further enhance client centricity

ING Wholesale Banking today announced a number of initiatives aimed at further enhancing client centricity, addressing clients’ daily challenges and their strategic needs. The international network, currently spanning more than 40 countries will be strengthened, as we put more resources into Asia and the Americas. We are also investing in our advisory functions including core banking services such as the Debt Capital Markets and Corporate Finance franchises.

“ING Wholesale Banking is an important contributor to the success of ING’s Think Forward strategy,” said Isabel Fernandez, head of ING Wholesale Banking. “We’ve seen wholesale lending assets grown by more than thirty percent over the past five years and pre-tax results have grown by more than 70 percent. We expect lending growth to continue, as we support our clients in their business needs. But our key assets are our people and the trust of our clients, which we need to earn every day. The measures we are announcing today aim to make us even more relevant to our clients and to earn the primary relationship in line with ING’s Think Forward strategy.”

“We will enhance and further integrate our daily banking service offering, which includes payments- and cash management, working capital solutions, trade finance, overdrafts and FX transactions. We will focus on providing clients uniform services across our extensive network, offering relevant and proven solutions through their preferred channel, while also moving to open banking platforms. In support of these changes, we will roll out the agile way of working across the product and client service delivery departments.”

“In order to better understand and anticipate our clients’ needs, we will increase our investments in data analytics capabilities and enhanced data management. We will strengthen our sector expertise and research coverage to put our knowledge to work for our clients and help them stay ahead of competition. We will reinforce our focus on Sustainable Finance initiatives, further supporting our clients in becoming more sustainable.”

“We will continue to prioritise innovation, developing new services to improve the client experience and reimagine what we do today. Recent examples include the use of blockchain technology to disrupt areas like Trade and Commodity Finance. At the same time we look at solutions that go beyond banking. In line with the launch of our EUR 300 million fintech fund, ING Ventures, we will expand our efforts to partner with and invest in start-up or scale-up companies to benefit our clients.”

“In past years ING Wholesale Banking has grown into a sector specialist in lending areas such as Metals and Mining, Trade and Commodity Finance and Technology, Media and Telecom. To help deliver a global, consistent client approach across the Americas, Asia and Europe, ING Wholesale Banking will move from the current, largely product-based orientation to a stronger sector organisation while putting more emphasis on the regions. To reflect these changes and the increased focus on innovation, the regions, sector organisation and innovation function will report directly into the Head of Wholesale Banking.”

The organisational changes are expected to come into force in January 2018. The growth initiatives announced today will lead to hires in selected areas. The measures and related investments will be fully funded by increased revenues and cost benefits that stem from these initiatives and from business growth.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 21 November, 2017